SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. _________)*

Spark Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

84651P100
(CUSIP Number)

Osmium Partners, LLC
388 Market Street, Suite 920
San Francisco, CA 94111
Attention: John H. Lewis
Telephone: (415) 362-2845

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
Page 1 of 10 pages

CUSIP No.: 84651P100

NAME OF REPORTING PERSON

1	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER - 19,100
		8	SHARED VOTING POWER - 1,228,053

		9	SOLE DISPOSITIVE POWER - 19,100

		10	SHARED DISPOSITIVE POWER - 1,228,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,247,153

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 10 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 1,228,053

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 1,228,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,228,053

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%

14	TYPE OF REPORTING PERSON

IA, OO

Page 3 of 10 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 254,416

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 254,416

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

254,416

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%

14	TYPE OF REPORTING PERSON

PN

Page 4 of 10 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 757,252

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 757,252

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

757,252

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%

14	TYPE OF REPORTING PERSON

PN

Page 5 of 10 pages

CUSIP No.: 84651P100

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 118,657

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 118,657

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

118,657

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON

PN

Page 6 of 10 pages

EXPLANATORY NOTE

This Statement on Schedule 13D (this “Statement”) reflects, that as of March 8, 2010, the Reporting Persons are disclosing their beneficial ownership in Spark Networks, Inc. on Schedule 13D instead of Schedule 13G.

ITEM 1.  Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Spark Networks, Inc. (the “Issuer”), with its principal executive offices located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211.

ITEM 2.  Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are: (1) Osmium Capital, LP, a Delaware limited partnership (“Fund I”); (2) Osmium Capital II, LP, a Delaware limited partnership (“Fund II”); (3) Osmium Spartan, LP, a Delaware limited partnership (“Fund III”, together with Fund I and Fund II, “Funds”); (4) Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”); and (5) John H. Lewis, a United States Citizen (“Lewis”).  Osmium Partners serves as the general partner of Fund I, Fund II and Fund III.  Mr. Lewis is the controlling member of Osmium Partners.

The principal business of each of Fund I, Fund II and Fund III is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.  The principal business of Osmium Partners is providing investment management services and serving as the general partner of Fund I, Fund II and Fund III.  Osmium Partners also manages other accounts on a discretionary basis (“Other Accounts”).  Mr. Lewis’ principal occupation is serving as the Managing Member of Osmium Partners.

(d)–(e)  During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding commissions) used by the Funds in making their purchase of the shares of Common Stock owned by each of them in aggregate was $2,997,745 from working capital.

The source and amount of funds (excluding commissions) used by the Other Accounts in making their purchase of the shares of Common Stock owned by the Other Accounts was $240,870 from working capital.

The source and amount of funds (excluding commissions) used by Mr. Lewis in making his purchase of the shares of Common Stock owned by him was $53,289 from personal funds.

One or more of the Reporting Persons effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.  Purpose of Transaction.

On March 8, 2010, Osmium Partners sent a letter to the Board of Directors of the Issuer, which, among other things, recommends that the special committee of independent directors of the Board of Directors refuse Great Hill Partners III, LP’s (“Great Hill”) offer to acquire all of the outstanding shares of Common Stock of the Issuer not owned by Great Hill.  Osmium Partners believes that Great Hill’s proposed purchase price of $3.10 per share does not reflect the true value of the Issuer.  A copy of the letter from Osmium Partners is attached hereto as Exhibit 2.
Page 7 of 10 pages

                All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.  Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Also, consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers or employees of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its management, operations, business, results, plans, and prospects. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock or other securities of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

ITEM 5.  Interest in Securities of the Issuer.

(a)           The Reporting Persons beneficially own:

(i)	Fund I directly owns 254,416 shares of Common Stock representing 1.2% of all of the outstanding shares of Common Stock.

(ii)	Fund II directly owns 757,252 shares of Common Stock representing 3.7% of all of the outstanding shares of Common Stock.

(iii)	Fund III directly owns 118,657 shares of Common Stock representing 0.6% of all of the outstanding shares of Common Stock.

(iv)	Mr. Lewis directly owns 19,100 shares of Common Stock representing 0.09% of all of the outstanding shares of Common Stock.

(v)
Osmium Partners, as the general partner of each of the Funds and the investment manager of the Other Accounts, may be deemed to beneficially own the 1,228,053 shares of Common Stock held by them, representing 6.0% of all of the outstanding shares of Common Stock.

(vi)	Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 1,247,153 shares of Common Stock representing 6.1% of all of the outstanding shares of Common Stock.

Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on the 20,581,544 shares of Common Stock outstanding as of November 12, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009.

(b)           Osmium Partners and Mr. Lewis may be deemed to share with Fund I, Fund II, Fund III and the Other Accounts (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 254,416, 757,252, 118,657 and 97,728 shares of Common Stock reported herein, respectively.  Mr. Lewis has sole power to vote or direct the vote of and to dispose or direct the disposition of the 19,100 shares of Common Stock held by him.
Page 8 of 10 pages

(c)           The following Reporting Persons engaged in the following transactions on the open market with respect to the Issuer’s Common Stock:

Osmium Capital, LP

Transaction	Number of	Price	Type of
Date	Shares	per Share	Transaction
1/20/2010	506	$2.80	Purchase
1/22/2010	500	$2.95	Purchase
1/25/2010	200	$2.95	Purchase
1/26/2010	500	$3.05	Purchase
2/1/2010	112	$2.90	Purchase
2/11/2010	126	$3.02	Purchase
2/16/2010	77	$2.91	Purchase

Osmium Capital II, LP

Transaction	Number of	Price	Type of
Date	Shares	per Share	Transaction
1/20/2010	1,494	$2.80	Purchase
1/29/2010	1,200	$2.95	Purchase
2/1/2010	1,888	$2.90	Purchase
2/2/2010	1,000	$2.95	Purchase
2/5/2010	200	$2.99	Purchase
2/10/2010	500	$2.95	Purchase
2/11/2010	374	$3.02	Purchase
2/16/2010	226	$2.91	Purchase
2/26/2010	500	$2.96	Purchase

John Lewis

Transaction	Number of	Price	Type of
Date	Shares	per Share	Transaction
1/7/2010	2,000	$2.98	Purchase
1/12/2010	4,500	$2.71	Purchase
1/14/2010	400	$2.76	Purchase
1/15/2010	100	$2.78	Purchase
1/19/2010	200	$2.90	Purchase

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit 1                      Joint Filing Agreement

Exhibit 2                      Letter dated March 8, 2010 to Board of Directors of Issuer
Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:  March 8, 2010

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, and Osmium Spartan, LP

Page 10 of 10 pages

EXHIBIT INDEX

Exhibit 1                      Joint Filing Agreement

Exhibit 2                      Letter dated March 8, 2010 to Board of Directors of Issuer